FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of September 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Acambis awarded second US Government MVA smallpox vaccine contract
Acambis appoints Dr Randal Chase as Non-executive Director
Schedule 10, Notification of Major interests in shares, dated 23 September 2004

Acambis awarded second US Government MVA smallpox vaccine contract

Cambridge, UK and Cambridge, Massachusetts – 30 September 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that its subsidiary, Acambis Inc., has been awarded a contract potentially worth up to $131m by the National Institute of Allergy and Infectious Disease (“NIAID”), part of the US National Institutes of Health, for the manufacture and development of a Modified Vaccinia Ankara (“MVA”) vaccine. Acambis is co-developing its MVA vaccine candidate with Baxter Healthcare SA (“Baxter”).

MVA is a weakened form of smallpox vaccine that is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions such as eczema.

The NIAID funding is split between core contract requirements and an optional manufacturing section. The core component of the contract, worth approximately $76m, requires Acambis to manufacture, fill, finish and release 500,000 single-dose vials of MVA and to carry out development work. The clinical testing programme, which is expected to continue into 2007, includes: safety and immunogenicity studies in healthy adults and target-population subjects; a dose-response study; and trials involving both vaccinia-naïve and previously vaccinated subjects.

The optional element of the contract, worth an additional $55m, would require manufacture, fill, finish and release of up to a further 2.5 million single-dose vials of MVA.

This is the second contract the Acambis-Baxter partnership has been awarded by the US Government for MVA. It received an initial $9.2m contract in February 2003 for development of its MVA vaccine candidate, manufacture of several thousand doses and clinical testing in a Phase I trial, which is ongoing. Incorporated into the new, second contract is work that was originally proposed to take place under an optional “Part B” of the first contract, including clinical testing in healthy adults and at risk subjects.

In its second Request for Proposals, the NIAID indicated it was targeting MVA vaccine candidates that can be produced at commercial scale and have demonstrated safety and immunogenicity in extensive pre-clinical studies.

The US Government has indicated its intention to procure a stockpile of an attenuated smallpox vaccine, such as MVA, as part of its defence against the threat of smallpox virus being used as a bioterrorist weapon, for which Acambis and Baxter plan to tender in due course.

Acambis’ MVA vaccine was recently granted fast-track designation by the US Food and Drug Administration.

Gordon Cameron, Chief Executive Officer, said:

“Being awarded this contract means that we continue to be well positioned to compete for US Government supply contracts for an MVA stockpile. We are confident that the Acambis-Baxter partnership represents a very strong proposition, combining our expertise in government contracting and product development with Baxter’s considerable manufacturing track record.”

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
David Lawrence, Chief Financial Officer: Tel +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Financial Dynamics

David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational second-generation smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Acambis appoints Dr Randal Chase as Non-executive Director

Cambridge, UK and Cambridge, Massachusetts – 30 September 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces the appointment of Dr Randal Chase as an independent Non-executive Director, with effect from 1 October 2004.

During his career, Dr Chase has occupied senior positions at several pharmaceutical and biotechnology companies, including a number of leading vaccine companies. Most recently, he was President of Shire Biologics, up until its recent sale to ID Biomedical. Prior to that, he was Senior Vice President, Vaccines Operations of Biochem Pharma, which was acquired by Shire in 2001. During his time there, Dr Chase negotiated a $350m pandemic flu contract with the US Government and a Meningitis C vaccine distribution agreement with Baxter Healthcare Corporation. He also established an alliance with Berna Biotech for the sale of Hepatitis B vaccine in Europe and Fluviral vaccine in Asia.

Dr Chase was President and CEO of North American Vaccine, Inc. and oversaw the sale of that company to Baxter International, Inc. in 2000. Prior to that, he was for several years President and Chief Executive Officer of Pasteur Merieux Connaught (“PMC”) in Canada and Chairman of PMC in Mexico. He also served as President and Chief Executive Officer of Quadra Logic Technologies and Senior Vice President, Technical Operations at Glaxo Canada, Inc. He is currently a Director of ConjuChem Inc., which is listed on the Toronto Stock Exchange.

Randal Chase has a PhD in biochemistry from the University of British Columbia.

Alan Smith, Chairman of Acambis, commented:

“Randal Chase brings invaluable industry experience and knowledge to Acambis’ Board. His scientific background and extensive commercial experience will be great assets to Acambis, particularly through his understanding of the vaccine and infectious disease industries.”

There are no further details relating to the appointment of Randal Chase that are required to be disclosed pursuant to paragraph 6.F.2 (b-g) of the Listing Rules of the UK Listing Authority.

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
David Lawrence, Chief Financial Officer: Tel +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational second-generation smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd – various accounts

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

22 September 2004

12. Total holding following this notification

5,482,781 shares

13. Total percentage holding of issued class following this notification

5.15%

14. Any additional information

N/a

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

23 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 October 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications